Voltari Corporation

601 West 26th Street, Suite 415

New York, NY 10001

March 13, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:            Barbara C. Jacobs, Assistant Director

Re:	Voltari Corporation
Registration Statement on Form S-4 Filed February 11, 2013
Amendment No. 1 to Registration Statement on Form S-4 filed on February 14, 2013
File No. 333-185564

Ladies and Gentlemen:

This letter is in response to the letter (the “Comment Letter”) sent by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Voltari Corporation (f/k/a Mobile Systems Corp.) (the “Company”) dated March 11, 2013 regarding the Registration Statement on Form S-4 filed by the Company on February 11, 2013 (the “Registration Statement”) as amended by Amendment No. 1 to Registration Statement on Form S-4 filed on February 14, 2013. The numbering below corresponds to the numbering in the Comment Letter, and the Company’s response is preceded by the text of the Staff’s comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

The Company has attached for filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 reflects those changes made to the prior filing in response to the Comment Letter and to update certain information.

Registration Statement on Form S-4

General

1.	Staff Comment. Please update the financial statements and related disclosure. See Rule 3-12 of Regulation S-X.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

2.	Staff Comment. Motricity submitted an application under Exchange Act Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to an amended current report on Form 8-K filed on November 6, 2012. Please note that we must resolve all issues concerning the confidential treatment request prior to the effectiveness of this registration statement.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 13, 2013

Company Response. The Company acknowledges the Staff’s comment. The Company submitted on March 12, 2013 an amended request for confidential treatment in response to a letter from the Staff dated December 11, 2012. The Company believes this amended request will resolve the outstanding issues.

Outside Front Cover Page of Prospectus

3.	Staff Comment. When discussing Proposal 1 and the Reorganization, please clarify that the shares of Voltari will contain certain transfer restrictions and concisely explain the limitations.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

4.	Staff Comment. Please limit the outside cover page to one page. See Item 501(b) of Regulation S-K.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Question and Answers Regarding the Special Meeting and Proposals, page 1

5.	Staff Comment. Please clarify in the Introduction and Reorganization portions of this section that the shares of Voltari will contain certain transfer restrictions. Concisely explain the limitations and/or include a cross-reference to the more detailed discussion elsewhere. Similarly revise the “Effect of the Reorganization on Stockholders” on page 46.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

The Reorganization, page 2

6.	Staff Comment. Please quantify the cost of repaying your term loan and redeeming your Series J preferred stock. Similarly revise the second risk factor on page 19 and the Conditions to the Reorganization section on page 47.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Voting, page 8

7.	Staff Comment. Here, and in the more detailed discussions of Proposals 1 and 4 beginning on pages 41 and 67, please disclose that entities associated with Carl Icahn control approximately 55.9% of the votes for Proposals 1 and 4 and explain the consequences to security holders. Similarly revise the outside front cover page and the related risk factor on page 35.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 13, 2013

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

8.	Staff Comment. Please provide us with a description of any discussions regarding the Reorganization that you had with entities associated with Carl Icahn.

Company Response. Representatives of entities associated with Carl Icahn have, from time to time, expressed concern about the possibility that the Company’s ability to make use of its NOLs could be limited or impaired as a result of trading in the Company’s common stock. In the course of developing the terms of the Reorganization, officers of the Company had discussions with professionals providing services to entities associated with Carl Icahn to explore possible ways to preserve the value of the NOLs. At no time did the Company solicit or obtain the commitment of any entities associated with Carl Icahn to vote in favor of the Reorganization.

Cautionary Statement Regarding Forward Looking Statements, page 40

9.	Staff Comment. You state that the proxy statement/prospectus includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and the statements in your filing are made in connection with your initial public offering, this assertion appears inappropriate. See paragraphs (a)(1) and (b)(2)(D) of Section 27A of the Securities Act. Please revise.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Proposal 1 – Reorganization

Material Federal Income Tax Consequences, page 49

10.	Staff Comment. Please disclose that this section and the “Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” sections include the tax opinions of SNR Denton US LLP and/or Ernst & Young LLP. Also update the Legal Matters and/or Experts sections to reference the tax opinions from SNR Denton and Ernst & Young. For guidance, refer to Section III of the Division of Corporation Finance’s Staff Legal Bulletin No. 19.

Company Response. The Company acknowledges the Staff’s Comment and has revised Amendment No. 2 accordingly.

Transfer of Securities Under Rule 144 and Section 13(d) of the Exchange Act, page 52

11.	Staff Comment. Please provide us with an analysis supporting your conclusions in this section. Specifically address Exchange Act Rule 12g-3 and whether you will succeed to Motricity’s reporting obligations.

Company Response. The Company acknowledges the Staff’s Comment. The analysis set forth below supports our conclusions in this section.

A. Under Exchange Act Rule 12g-3, the Company will succeed to Motricity, Inc.’s Reporting Obligations.

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities or acquisition of assets, equity securities of an issuer, not

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 13, 2013

previously registered pursuant to Section 12 of the Exchange Act, are issued to the holders of any class of equity securities of another issuer which is registered pursuant to Section 12, the class of securities so issued in the succession transaction shall be deemed to be registered pursuant to Section 12 unless, upon consummation of the succession, such new class is exempt from Section 12 registration other than by Rule 12g3-2 (which is inapplicable to the present situation) or all securities of such class are held of record by less than 300 persons.

We believe that the Company will be a successor to Motricity, Inc. (“Motricity”) for purposes of Rule 12g-3(a). The consolidated assets and liabilities of the Company immediately after the consummation of the Reorganization will be the same as those of Motricity immediately prior to the consummation of the Reorganization. The Company, like Motricity, will be a smaller reporting company after the consummation of the Reorganization. Similarly, the stockholders of Motricity immediately before the consummation of the Reorganization will be the stockholders of the Company immediately after the consummation of the Reorganization and the number of holders of record of the Company’s common stock (the “Company Common Stock”) immediately following the consummation of the Reorganization will be the same as the number of holders of record of Motricity’s common stock (the “Motricity Common Stock”) immediately prior to the consummation of the Reorganization (which number exceeds 300).

B. Motricity’s prior reports may be taken into account in determining the Company’s compliance with the current public information requirements of Rule 144(c)(1).

Rule 144 of the Securities Act imposes certain conditions on the sale of restricted securities and the sale of securities by or for the account of affiliates of an issuer. Rule 144(c) of the Securities Act requires that, in order for sales of securities to be made in reliance on the “safe harbor” provided by Rule 144, there must be available “adequate current public information” with respect to the issuer for purposes of such rule. Rule 144(c)(1) requires that the issuer has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of securities; has filed all reports required to be filed under the Exchange Act during the 12 months preceding such sale (or for such shorter period that the issuer was required to file such reports); and has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the 12 months preceding such sale (or for such shorter period that the issuer was required to submit and post such files).

The Company will have the same consolidated assets, business and operations as Motricity had prior to the Reorganization. Further, Motricity has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act since its initial public offering in 2010. Accordingly, we believe that for purposes of Rule 144, the prior reports of Motricity may be included for purposes of determining whether the Company has complied with the public information requirements of Rule 144(c)(1). The Staff has taken similar positions in the context of comparable transactions. See, e.g. The Dress Barn, Inc. (available August 12, 2010); Pediatrix Medical Group, Inc. (available December 22, 2008); Aether Systems, Inc. (available April 26, 2005).

C. Holders of the Company’s Common Stock may tack periods during which they held Motricity’s Common Stock for purposes of satisfying the holding period requirements of Rule 144(d).

The holding period requirements of Rule 144(d)(1) are intended to assure that persons holding restricted securities have assumed the economic risks of investment, and therefore, are not acting as conduits for the sale to the public of unregistered securities, directly or indirectly, on behalf of the issuer. The Commission has consistently permitted tacking of holding periods where a holding company was created to become the parent of a pre-existing company. See, e.g. Aether Systems Inc., supra.; M-Wave, Inc. (available June 14, 1993).

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 13, 2013

Rule 144(d)(3)(i) expressly permits tacking of the holding periods and provides that securities acquired from an issuer, pursuant to a recapitalization, shall be deemed to have been acquired at the same time as the securities which were surrendered in connection with the recapitalization. While the term “recapitalization” is not defined in Rule 144, the Commission has in the past permitted tacking in connection with the creation of a holding company structure if: (i) the holding company stock was issued solely in exchange for the operating company’s common stock; (ii) security holders received securities of the same class and in the same proportions as exchanged; (iii) the holding company is newly formed and has no significant assets except operating company securities immediately after the transactions and at that time, has substantially the same assets and liabilities on a consolidated basis as those of the operating company immediately prior to the transaction; and (iv) the rights and interests of common stockholders in the holding company are substantially the same as the rights and interests of common stockholders in the operating company. See, e.g. Aether Systems, Inc., supra.; Crown, Corke & Seal Company, Inc. (available February 25, 2003); El Paso Natural Gas Company, (available May 21, 1998).

We believe that the Reorganization should be viewed as a “recapitalization” for purposes of Rule 144 because the Reorganization satisfies each of the prongs set forth by the Commission: (i) the Company’s Common Stock will be issued solely in exchange for Motricity Common Stock, (ii) the stockholders of Motricity will receive voting common stock in the Company on a proportional basis, and (iii) the Company was recently formed, has no significant assets and following the Reorganization on a consolidated basis, will have the same assets and liabilities as Motricity will have immediately prior to the Reorganization. In addition, (iv) the rights of the stockholders of both companies are substantially the same except for the transfer restrictions described in Amendment No. 2 (the “Transfer Restrictions”), and the stockholders will continue to bear the economic risks of their investment. No consideration for Company Common Stock will be paid by the stockholders for the Company Common Stock. The end result of the Reorganization is a holding company structure without a change in proportional ownership or economic risk among the stockholders, which are essential elements to permit tacking.

We do not believe the addition of the Transfer Restrictions to the Company Common Stock impacts the ability of the holders of the Company Common Stock to tack for purposes of Rule 144(d). The Transfer Restrictions are the only difference between Motricity Common Stock and the Company Common Stock. The Commission has approved tacking where there have been significant corporate changes to charter and bylaws. For example, a reduction in the voting power of a class of common stock, establishment of a supermajority voting requirement, elimination of cumulative voting, authorization to issue “blank-check” preferred stock and the manner in which stockholders meetings were called have each been determined not to have any material bearing on the conduct of a corporation’s business or shareholder’s attendant risk and tacking has been permitted despite such changes being made. See, e.g. Aether Systems, Inc., supra. (citing G&P Financial (available December 16, 1997) and M-Wave, Inc. supra)). In analyzing these changes, the Commission has acknowledged that a change in the governing instruments of a corporation is not relevant to tacking if the provisions concern changes of control and do not alter the “substance of the company’s business (viz., the nature of the business and management … remains essentially the same as before).” See e.g. Aether Systems, Inc. (citing EqualNet Corporation (available February 10, 1995) and Bliss and Laughlin Industries (available September 28, 1989)). The Staff has previously recognized the ability of holders of stock in a successor corporation to take into account the periods during which they held stock in the predecessor company in order to calculate their holding periods under Rule 144(d). See Aether Systems, Inc., supra. (specifically addressing tacking in a situation where a company’s charter and by-laws have been changed to impose transfer restrictions). The Transfer Restrictions (like the other restrictions examined and passed upon by the Commission) concern changes of control. See Aether Systems, Inc., supra., (citing EqualNet Corporation, supra., and Bliss and Laughlin Industries, supra). In fact, we believe that the Transfer Restrictions are far less intrusive and have less impact on

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 13, 2013

the day-to-day rights of stockholders than many of these other restrictions. The rights of a stockholder to vote and receive dividends are not affected by the Reorganization, and Motricity’s business will remain the same after the Reorganization. The board of directors and executive officers of Motricity will also be the same as the board of directors and executive officers of the Company after the Reorganization.

Rule 144(d)(3)(ix) also expressly permits tacking of the holding periods, and provides that securities acquired from an issuer in a transaction effected solely for the purpose of forming a holding company shall be deemed to have been acquired at the same time as the securities of the predecessor issuer exchanged in the holding company formation, if: (i) the newly formed holding company’s securities were issued solely in exchange for the securities of the predecessor company as part of a reorganization of the predecessor company into a holding company structure; (ii) holders received securities of the same class evidencing the same proportional interest in the holding company as they held in the predecessor, and the rights and interests of the holders of such securities are substantially the same as those they possessed as holders of the predecessor company’s securities; and (iii) immediately following the transaction, the holding company has no significant assets other than securities of the predecessor company and its existing subsidiaries and has substantially the same assets and liabilities on a consolidated basis as the predecessor company had before the transaction. For the same reasons as enumerated above with respect to Rule 144(d)(3)(i), the holding company formation effected by the Reorganization satisfies these criteria.

Accordingly, we believe that holders of Company Common Stock received in the Reorganization can tack the periods during which they held Motricity’s Common Stock for purposes of satisfying the holding period requirements of Rule 144(d).

D. Holders of the Company’s Common Stock may take into account the trading volume of Motricity’s Common Stock for purposes of complying with Rule 144(e).

Because the same number of shares of Company Common Stock will be outstanding immediately after the Reorganization as the number of shares of Motricity Common Stock immediately prior to the Reorganization, and because the Company Common Stock will represent an investment that is substantially the same as the investment in Motricity Common Stock for the reasons discussed above, we believe that, for purposes of Rule 144, the most recent report or statement published by Motricity prior to the Reorganization and the average weekly trading volume of Motricity Common Stock during the time periods specified by Rule 144(e)(1) occurring immediately prior to the Reorganization may be taken into account by holders of Company Common Stock in determining the applicable limitation on the amount of Company Common Stock that may be sold in compliance with Rule 144(e)(1). The Staff has taken similar positions in the context of comparable transactions. See, e.g., The Dress Barn, Inc. supra.; Pediatrix Medical Group, Inc. supra.

E. Persons who filed statements on Schedule 13D or Schedule 13G reporting beneficial ownership of Motricity’s Common Stock will not be required to make any additional or amended filings solely as a result of the Reorganization.

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires beneficial ownership of more than 5% of any equity security of a class registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 13, 2013

Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and the Schedule 13G be amended within 45 days after the end of the calendar year.

As discussed above, after the Reorganization, the Company will represent essentially the same company (on a consolidated basis with Motricity) as did Motricity prior to the Reorganization. No changes in ownership will occur as a result of the Reorganization, other than the exchange of the Company Common Stock for Motricity Common Stock on a one-for-one basis. Relative percentage interests of holders before and after the Reorganization will be identical. Consequently, we believe persons who have filed a Schedule 13D or 13G for securities acquired in the Company will not be required to file a new or amended Schedule 13D or 13G; provided that they state in their next required amendment to Schedule 13D or 13G that the Company is deemed the successor issuer to Motricity for purposes of filings under Section 13(d). The Staff of the Division of Corporation Finance has taken similar positions in the context of comparable circumstances. See, e.g., The Dress Barn, Inc., supra; Tim Hortons Inc. (available September 9, 2009); Willsbros Group, Inc. (available February 27, 2009); Weatherford International Ltd., (available January 14, 2009); Pediatrix Medical Group, Inc., supra.; Aether Systems, Inc., supra.

Transfer Restrictions, page 53

12.	Staff Comment. Please include a discussion of the binding nature of the transfer restrictions under Delaware law and attribute it to Richards, Layton & Finger, P.A. Update the Legal Matters section on page 158 to reference the transfer restriction opinion from Richards, Layton & Finger.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Executive Compensation

Limitation of Liability and Indemnification Matters, page 146

13.	Staff Comment. We note that Messrs. Nelson, Gary, and Icahn have all worked for entities associated with Carl Icahn. Please briefly describe any arrangement or understanding between these directors and any other person, pursuant to which they were selected as directors. See Item 401(a) of Regulation S-K.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Exhibits and Financial Statement Schedules, page II-2

14.	Staff Comment. You do not appear to have listed all exhibits required by Item 601 of Regulation S-K. For example, but without limitation, you have not included the warrant agreement, material Motricity contracts, and employment agreements. Please revise.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Undertakings, page II-2

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 13, 2013

15.	Staff Comment. The first sentence of this section appears to include an incomplete undertaking. Please revise. See Item 512(h) of Regulation S-K.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Exhibit 5.1

16.	Staff Comment. Counsel does not opine as to whether the warrants are binding obligations under the law of the jurisdiction governing the warrants. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19. Please revise.

Company Response. To address the Staff’s Comment, counsel has revised its opinion. The Company has refiled this revised opinion as Exhibit 5.1.

Exhibit 99.1

17.	Staff Comment. The last paragraph of this opinion states that “the foregoing opinion is rendered solely for your benefit” and may not “be relied upon by . . . any other person or entity.” Please delete the quoted language; security holders are entitled to rely on the opinion.

Company Response. To address the Staff’s Comment, counsel has revised its opinion. The Company has refiled this revised opinion as Exhibit 99.1.

Amendment No. 1 to Registration Statement on Form S-4

Exhibit 8.1

18.	Staff Comment. The second paragraph of this opinion states that counsel assumes that “the legal conclusion of Ernst & Young LLP in its opinion, dated February 7, 2013, relating to the Company Preferred Stock not constituting ‘stock’ within the meaning of Section 382(k)(6)(A), Treasury Regulation Section 1.382-2(a)(3) and temporary Treasury Regulation Section 1.382-2T(f)(18), is and will continue to be up to and including the effective date of the Reverse Stock Split, true, correct and complete in all respects.” Please file Ernst & Young’s opinion and a consent from Ernst & Young as exhibits. For guidance by analogy, refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

Company Response. To address the Staff’s Comment, counsel has removed its reference to the opinion of Ernst & Young. The Company has refiled this revised opinion as Exhibit 8.1.

19.	Staff Comment. Counsel states that the registration statement “accurately describe[s] the material U.S. federal income tax consequences” of the Reorganization and other transactions contemplated in connection therewith. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the registration statement. Counsel should state that the disclosure in the tax sections of the registration statement is its opinion. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

Company Response. To address the Staff’s Comment, counsel has revised its opinion to opine on the consequences of the offering. The Company has refiled this revised opinion as Exhibit 8.1.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 13, 2013

20.	Staff Comment. Counsel has not consented to the discussion of its tax opinion in the registration statement. Please revise. For guidance, refer to Section IV of Staff Legal Bulletin No. 19.

Company Response. The Company acknowledges the Staff’s Comment. Counsel’s consent is included in the penultimate paragraph of Exhibit 8.1.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (646) 561-5695 or the Company’s legal counsel Samuel P. Williams of Brown Rudnick LLP at (617) 856-8353 to discuss any of the matters discussed in this letter.

Very Truly Yours,

VOLTARI CORPORATION

/s/ Richard Sadowsky
Richard Sadowsky Chief Administrative Officer and General Counsel

cc:	Samuel P. Williams, Esq.